Mail Stop 3628

October 3, 2008

Alexander Gersh
Secretary and Chief Financial Officer
NDS Group plc
One Heathrow Boulevard, 286 Bath Road
West Drayton, Middlesex UB7 0DQ
England, United Kingdom

> **Re: NDS Group plc**
> **Amendment 1 to Schedule 13E-3**
> **Filed September 19, 2008**
> **File No. 005-50756**
>
> **Amendment 1 to Schedule 14A**
> **Filed September 19, 2008**
> **File No. 000-30364**

Dear Mr. Gersh:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1.   We note that current executive officers of NDS will remain officers after the proposed transactions and that 15 members of NDS' current management have committed to invest in equity interests in NDS following the proposed transactions. Please tell us what

consideration was given to whether the executive officers of NDS are affiliates who should be filing persons. Alternatively, please revise the Schedule 13E-3 to include these individuals as filing persons. Please see Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. You will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Question and Answer No. 5 of Exchange Act Release No. 17719 (April 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the current filing persons, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

2.   Please tell us why NDS Holdco is not a filing person.

3.   News Corporation and NDS Holdco do not appear to have filed a Schedule 13D relating to the proposed transaction, despite holding their securities with the purpose or effect of changing or influencing control of NDS. Please provide your analysis regarding the obligation of these entities to file a Schedule 13D in connection with the proposed transaction. See Rule 13d-1(e)(1) of Regulation 13D.

Introduction, page 1

4.   The Bidcos state that they do not admit that they are affiliates of NDS within the meaning of Rule 13e-3. Given their determination to file the Schedule 13E-3, they may not disclaim their affiliate status with respect to NDS. Please revise.

Exhibit (c)(2)

5.   The Introductory Notice indicates the information contained in the Presentation is for use only by the Board. Please revise to remove the implication that security holders may not rely on the information. The discussion in the proxy statement under paragraph 14 on page A-46 is not explicit enough to address whether the Advisers have expressly given their written consent for the information to be used in another context.

Exhibit (c)(4)

6.   We note that information has been redacted from exhibit (c)(4) to your initial filing. Please file a complete version of the exhibit. Alternatively, you may submit a request for confidential treatment for the redacted material in accordance with Rule 24b-2 under the

Exchange Act. If you chose to submit a confidential treatment request, revise the exhibit to include a statement that information has been omitted pursuant to a confidential treatment request and filed separately with the Commission. You must also revise the exhibit index to indicate that a portion of the exhibit has been omitted pursuant to the confidential treatment request. See Rule 24b-2(b) and Section II.D.5 of Staff Legal Bulletin No. 1.

Preliminary Schedule 14A

General

7.   Please revise to indicate that the proxy statement and forms of proxy card are preliminary copies. See Rule 14a-6(e)(1) of Regulation 14A.

8.   NDS filed reports on Form 8-K on August 5, August 14 and August 20, 2008, in which NDS indicated that it was filing the form as soliciting material pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, but NDS did not include any of the disclosures required by Rule 14a-12(a)(1). Please advise. See Exchange Act Release No. 49424A (August 4, 2004).

Cautionary Statement Concerning Forward-Looking Information, page 23

9.   The Private Securities Litigation Reform Act of 1995, by its terms, does not apply to going private transactions. Please revise to remove the reference to the Act.

What will I receive in the scheme?, page 14

10.   Please elaborate on why you believe it is appropriate to deduct the cash balance of NDS from the actual trading price of the NDS ADSs when computing the premium represented by the current offer. We note that this increases the premium notably from that represented by the actual difference between the trading price and the offer price.

What are the consequences of the Scheme to present members of management and the Board?, page 15

11.   Please revise your disclosure throughout to clarify the concept of "hurdle shares."

Special Factors

Effects of Going Private Transaction on Interests in the Company's Net Book Value and Net Earnings, page 26

12.   Please state the effect of the Rule 13e-3 transaction on each affiliate's interest in the net book value and net earnings of the subject company in terms of percentages, not merely dollar amounts. See Item 1013(d) of Regulation M-A and Instruction 3 to Item 1013.

Background of the Proposed Transactions, page 27

13.   Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Where appropriate, please revise to summarize all the presentations or reports provided by the various investment banking firms you reference during the course of the meetings you have described, including preliminary analyses and reports. We note in particular the financial analyses presented by Citi to the Independent Committee on July 11 and July 24, 2008, and the presentation made by Morgan Stanley to NDS management and News Corporation on January 24, 2008. File all relevant written materials as exhibits to the Schedule 13E-3.

14.   Revise your disclosure throughout this section to describe the substance of the discussions or negotiations you are referring to.

15.   Please identify the alternatives to the proposed transactions considered by News Corporation and NDS and state the reasons why they were rejected. In this regard, we note your statement on page 27 that the company and the board of directors are continuously engaged in the process of evaluating strategic alternatives and investment opportunities for the company. See Item 1013(b) of Regulation M-A.

16.   In your description of the Goldman Sachs presentation on June 5, 2008, please explain to your investors what a "public market valuation methodology" is, and disclose that the figures you present for these valuations are projections.

17.   Please disclose the principal features of the preliminary outline of a possible proposal provided by Goldman Sachs to the Independent Committee on June 24, 2008.

18.   Please disclose why, in the June 27, 2008 presentation, the presenters used cash-adjusted figures when determining the premium for the current deal, but do not appear to have used cash-adjusted figures for comparable transactions.

19.   The Citi presentation materials filed as exhibit (c)(5) to your Schedule 13E-3 indicate that the Independent Committee communicated a bid of $65 per share to News

Corporation and other filing persons; however, your proxy statement does not appear to refer to this counteroffer. Please advise.

20. We note your disclosure on page 29 that the Independent Committee selected Citi to serve as its financial advisor. Please expand your disclosure here or in another appropriate place in the proxy statement to provide the information required by Items 1015(b)(2) and (3) of Regulation M-A regarding the method of selection and qualifications of Citi.

21. We note that the Independent Committee was advised by News Corporation not to explore other potential partners for a private equity transaction involving NDS. Please tell us, with a view to disclosure, why News Corporation would only consider a transaction with the funds advised by Permira Advisers LLP.

Reasons for the Independent Committee's Recommendation; Factors Considered, page 33

22. The Independent Committee is not a filing person on Schedule 13E-3. Revise to include a procedural and substantive fairness determination produced by NDS. See Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.

23. NDS must provide the factors it considered in support of its fairness determination. See Item 1014(b) of Regulation M-A and related Instruction 2. NDS may rely upon the analyses and conclusions produced by another party to the extent it expressly adopts those analyses and conclusions and such analyses and conclusions are disclosed and satisfy the disclosure standards enunciated in Instruction 2 to Item 1014 of Regulation M-A. See Question and Answer 20 in Exchange Act Release No. 17719 (April 13, 1981).

24. You disclose as a positive factor the view of management that certain specific challenges facing the company are expected to adversely affect its financial results in future years. Please tell us, with a view to disclosure, what consideration the Independent Committee gave, as a negative factor, to any specific growth prospects which could be expected to positively affect financial results in future years.

25. You cite as a positive factor the information contained in the financial presentation of the financial advisor on August 12, 2008 in connection with the fairness opinion. Please elaborate on this in your disclosure or eliminate this as a positive factor.

26. In the second bullet point on page 34, you state the Independent Committee's view that the consideration is fair in light of certain generic factors. Please disclose the basis for this belief. Please also disclose how the offered consideration affords "certainty of value" to the unaffiliated shareholders.

27.   In the third bullet point on page 34, you appear to be stating that the Independent Committee considered as a positive factor the refusal by your controlling affiliate and offeror to negotiate with any other party. Please explain.

28.   In the following bullet point, you appear to be stating as a positive factor that the controlling affiliate who is making the offer controls the affairs of the company to such an extent that this is reflected in a lower market price for your shares. Please explain how this is a positive factor indicating the fairness of the current transaction. Please also tell us whether the Independent Committee, in evaluating the fairness of the current offer, considered as a negative factor this "control discount" in the market price of your shares.

29.   Please delete the reference to arms-length negotiations appearing in the sixth bullet point on page 34. References to arms-length negotiations are inappropriate in a transaction that was negotiated with a related party.

30.   You cite as a positive factor provisions in the implementation agreement which allow NDS to respond to unsolicited third party offers. Please explain how this is a positive factor, given News Corporation's stated refusal to negotiate with any other party.

31.   In the following bullet point, you state as a positive factor the fact that since the announcement of a merger with an affiliate who controls approximately 96% of the voting power of your ordinary shares, you have not received any unsolicited third party offers. Please explain how this is a positive factor, given the presumed reluctance of a third party to negotiate with the company in such circumstances.

32.   You disclose as a positive factor the fact that the Scheme requires the sanction of the English High Court. Please briefly disclose what standard the English High Court applies when reviewing these transactions for fairness.

33.   In the next to last bullet point in the list of positive factors, you disclose that the Independent Committee was aware of the conflicts of interest held by management and directors. Please explain how this is a positive factor, rather than merely a prerequisite for an objective fairness determination.

34.   Please tell us, with a view to disclosure, what consideration the Independent Committee gave, if any, to the fact that the offer price of $63 per share exceeds the 52-week high share price by only 1.4%, and the offer consideration of $3,156 million exceeds the 52-week high implied fair value of $3,097 by only 1.9%. Please present this information in the context of any distortions of the share price that might be attributable to low liquidity.

Position of News Corporation and NDS Holdco as to the Fairness of the Proposed Transactions, page 38

35.   Here and elsewhere in the document where you compare the offered consideration favorably to the net book value of a Class A ordinary share, please disclose the net book value of a Class A ordinary share.

Opinion of Citigroup Global Markets Limited, page 45

36.   We note that here and in other places in the proxy statement where you summarize documents, you include a statement that the summary "is qualified in its entirety by reference to the full text" of the document. Please delete all such qualifiers where they appear in the proxy statement. Investors are entitled to rely upon your disclosure.

Discounted Cash Flow Analysis, page 46

37.   Explain how Citi determined the weighted average costs of capital and perpetuity growth rates used in this analysis.

Stock Trading History and Implied Premiums, page 47

38.   Please explain the conclusion that can be drawn, if any, from your implied premium analysis. In other words, disclose how investors can evaluate the degree of value these premiums reflect in the context of this type of transaction.

Select Publicly Traded Companies Analysis, page 47

39.   Disclose the basis on which Citi determined that the four companies used in this analysis were comparable to NDS.

40.   Disclose the results of Citi's analysis, and compare these results to the values Citi determined for NDS, so investors can see where within the range of the calculated values the offered consideration falls.

41.   Please disclose how Citi determined that there were no truly comparable companies to NDS.

Research Analyst Price Targets, page 48

42.   Please disclose how Citi utilized the price targets in its fairness determination, given that all but one of the pre-initial offer targets are above the offered consideration.

Leveraged Buyout Analysis, page 48

43. Explain how Citi arrived at the exit multiples and internal rates of return used in the two analyses discussed in this section.

Miscellaneous, page 49

44. Please tell us, with a view to disclosure in the proxy statement, the factors NDS may consider in exercising its discretion to pay Citi up to an additional $1 million in compensation for the financial advisory services provided in connection with the proposed transactions, especially given that Citi appears to have substantially completed the services NDS engaged Citi to provide. If this fee is intended to be in the nature of success-based fee, please disclose this clearly.

45. We note your disclosure that Citi and its affiliates have in the past provided services to News Corporation and Permira Advisers LLP and investment holding entities owned by funds advised by Permira Advisers LLP. Please disclose the compensation received by Citi with respect to such relationships. See Item 1015(b)(4) of Regulation M-A.

The Proposed Transactions

Financing

Debt Facilities, page 76

46. Please briefly describe any plans or arrangements to finance or repay your debt financing arrangements, including the News Corporation Loan Note. See Item 1007(d)(2) of Regulation M-A.

Regulatory Matters, page 85

47. Please disclose the status of the regulatory approvals you describe. See Item 14(b)(5) of Schedule 14.

Selected Historical Financial and Operating Data, page 106

48. We note your reference in the introductory paragraph to this section to historical consolidated financial data for the nine months ended March 31, 2007 and 2008. However, you do not appear to have provided any interim financial information in this section. Please advise.

Information Concerning NDS, News Corporation, NDS Holdco and the Bidcos, page 107

49.   For each employer listed in the biographies appearing in this and the following sections, please disclose the principal business and address of the employer. See Item 1003(c)(1) and (2) of Regulation M-A.

Security Ownership of Certain Beneficial Owners and Management, page 109

50.   Disclose the natural persons with sole or shared voting and/or investment power over the shares disclosed in the table.

Information Regarding Permira IV L.P.2, Permira Investments Limited and P4 Co-Investment L.P., page 116

51.   Please tell us where you have set forth the information concerning the executive officers and directors of Permira IV GP Limited, as you state you have done in the second paragraph of this section.

Information Regarding Permira Holdings Limited, page 117

52.   Please disclose Mr. Gamucci's material occupations or employment during the past five years, including the name, principal business and address of any corporation or other organization in which he carried on his occupation or employment. See Item 1003(c)(2) of Regulation M-A.

Appendix A

53.   Please supplementally provide us with a list briefly identifying the contents of all schedules or similar supplements to the scheme document.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- ▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- ▪ the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

As appropriate, file a revised preliminary proxy statement and revised Schedule 13E-3. Please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Your responsive amendment should also include a marked copy of the amended filings that conform with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have questions or comments please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or David L. Orlic, Special Counsel, at (202) 551-3503. If you require further assistance, you may contact me at (202) 551-3266.

Sincerely,

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile (917) 777-2438
        Lou R Kling, Esq.
        Howard L. Ellin, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP